Via Facsimile and U.S. Mail
Mail Stop 6010

November 18, 2008

Mr. Jeffrey T. Bowman
President and Chief Executive Officer
Crawford & Company
1001 Summit Boulevard
Atlanta, Georgia 30319

Re: **Crawford & Company**
          Form 10-K for the Year Ended December 31, 2007
          Filed March 14, 2008
          File No. 001-10356

Dear Mr. Bowman:

          We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Jeff Riedler
                                        Assistant Director